Magic Software Enterprises Ltd.
5 Haplada Street
Or-Yehuda 60218, Israel

                September 21, 2016

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
Office of Information Technologies and Services
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549

Re:	Magic Software Enterprises Ltd. Form 20-F for the Fiscal Year Ended December 31, 2015 Filed April 27, 2016 File No. 000-19415

Dear Mr. Wilson:

In furtherance of a telephone conversation of this date between our U.S. counsel, Steven Glusband, and Amanda Kim, Staff Accountant, I am able to confirm that our company, Magic Software Enterprises Ltd., will respond on or before October 14, 2016 to the Staff’s comment contained in a letter addressed to Mr. Guy Bernstein, Chief Executive Officer of our company, dated September 14, 2016.

Thank you again for your cooperation.

                         Very truly yours,

                         /s/Amit Birk
                         Amit Birk
                         General Cousnel

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